BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

November 29, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re: BTCS Inc.

Registration Statement on Form S-1

Filed August 10, 2017

File No. 333-219893

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 6, 2017 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of BTCS Inc. (“BTCS”) filed on August 10, 2017. BTCS is simultaneously filing Amendment No.1 to the Registration Statement (the “Amendment”) with this response letter.

The Amendment has been updated as appropriate to give effect to changes affecting BTCS and the legal and regulatory climate in which BTCS operates. In addition, BTCS has increased the number of shares being registered which caused additional changes. The extra fee has been paid.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with BTCS response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Prospectus Summary, page 1

General

1.	You indicate that your new line of business focuses on open market purchases of digital assets and investing in initial digital asset offerings. Revise to describe with more specificity the types of digital assets that you intend to invest in and any parameters or criteria that you will use to make such investment determinations. Expand to briefly discuss the nature of your current operations and identify the types of digital currencies that you currently hold.

Response: BTCS intends to engage in Digital Asset mining, purchasing Digital Assets in open market transactions, and purchasing Digital Assets in initial coin offerings. The Amendment specifics the types of Digital Assets that BTCS may acquire and certain parameters that will influence BTCS’ acquisition decisions including increased compliance and legal costs. The Amendment also lists the Digital Assets currently held by BTCS. The prospectus complies with the comment and adds information concerning Digital Assets currently owned. See the discussion at pages 1, 3, 26, 33 and 45.

2.	We note your Form 8-K filed on August 21, 2017 indicating that you signed a letter of intent to merge with Blockchain Global Limited. Expand your summary to discuss the risks and challenges relating to consummating the merger, including any regulatory risks related to Blockchain Global Limited’s business. Additionally, tell us whether the operations of BCG’s Technology Consultancy business, which you state includes the preparation and support of initial coin offerings, and the operations of the ACX.io Exchange will trigger any obligations under the federal securities laws, including, but not limited to, any requirements to register as a national securities exchange, alternative trading system or broker-dealer.

Response: Blockchain Global Limited (“BCG”) has represented to us that they do not have United States customers nor do they operate an exchange in the United States. BCG has represented to BTCS that they are compliant with Australian laws and that they do not underwrite or act as a broker with respect to their business. As such, BTCS does not believe, based on BCG representations that BCG would be subject to any requirements to register as a national securities exchange, alternative trading system or broker-dealer. However, the Amendment addresses risks arising from the above-mentioned issues. Further, BCG has delayed providing due diligence materials to BTCS. If after receipt of and review of appropriate documentation we perceive the risks are material, we may elect to terminate discussions. See discussion at pages 11, 12, 19, 34 and 45.

3.	The disclosure on pages 20-21 briefly describes why you do not believe that BTCS, Inc. is an investment company under the Investment Company Act of 1940. Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act and any other provision of the 1940 Act upon which BTCS, Inc. is relying to exclude it from the definition of an investment company. In particular, list all assets held by BTCS, Inc. and the value you assign to each on an unconsolidated basis. Ensure that your analysis also addresses your plans to participate in initial coin offerings.

Response: The nature and value of our Digital Assets as of a recent date has been added at page 26. Section 3(a)(1) of the Investment Company Act of 1940 (the “1940 Act”) provides that an investment company is an issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities… (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. 1

1 15 U.S.C.A. § 80a-3

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BTCS does not believe that it would be considered an Investment Company under 3(a)(1)(C) of the 1940 Act because BTCS will not own or propose to acquire investment securities having a value exceeding 40 per centum of the value of BTCS’s total assets. BTCS recognizes that some Digital Assets may be securities and does not intend to acquire securities, in the form of Digital Assets, which exceed 40 per centum of the value of BTCS’s total assets. BTCS discloses at pages 7, 10, 11 and 41 that its compliance costs will be higher in order to comply with the 1940 Act and the federal and state securities laws.

BTCS does not believe that it would hold itself out as being engaged primarily, or proposing to engage primarily, in the business of investing, reinvesting, or trading in securities. In Securities and Exchange Commission v. Fifth Ave. Coach Lines, Inc., the Second Circuit placed emphasis on the word primarily, stating that “whether a company is engaged primarily in the business of investing, its total activities of all sorts must be considered.”2 In Securities and Exchange Commission v. National Presto Industries, the Seventh Circuit found that “what matter are the company’s history, the way the company represents itself to the investing public today, the activities of its officers and directors, the nature of its assets, and the sources of its income…. More important ... [is whether] the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”3

BTCS does not engage or intend to engage primarily in the business of investing in securities but rather in mining Digital Assets. Its acquisition of tokens in digital coin offerings will be carefully limited to avoid the 40 % limit. The Securities and Exchange Commission’s analyzed whether tokens were a security in its July 25, 2017, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 (the “Report”). The Report suggests applying the Howey test to determine if a specific token constitutes a security. BTCS intends to verify that tokens and Digital Assets acquired by BTCS do not cause BTCS to acquire securities to the extent that BTCS would be required to register as an Investment Company under the 1940 Act. We are mindful of a recent speech by the Chairman of the Commission that tokens are likely to be deemed to be securities.

Risk Factors

“Since there had been limited precedence set for financial accounting of Digital …,” page 6

4.	Rather than referring to “Digital Assets” generally, revise your risk factor disclosure to distinguish between the types of assets you are referring to and any uncertainties specific to that category of currency.

2 SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 28 (S.D.N.Y. 1968), aff’d, 435 F.2d 510 (2d Cir. 1970).

3 SEC v. Nat’l Presto Indus., Inc., 486 F.3d 305, 312–15 (7th Cir. 2007); citing In re Tonopah Mining Co., 26 S.E.C. 426, 430 (1947).

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Response: As defined on page 1 of the prospectus, Digital Assets are tokens “based upon a computer-generated math-based and/or cryptographic protocol that may, among other things, be used to buy and sell goods or pay for services.” Bitcoin is one such Digital Asset. BTCS plans to acquire and create a portfolio of Digital Assets including Bitcoin. The Amendment discloses uncertainties pertaining to Bitcoin starting on page 10. In the prospectus, we distinguish between Digital Assets and Digital Securities. See pages 7, 10-11, and 41.

Due to the novelty and continuously evolving nature of Digital Assets, it is impossible to state with sufficient certainty which Digital Assets BTCS will be acquiring. BTCS intends to acquire Digital Assets which in its opinion may appreciate in value. Additionally, due to the continuously evolving nature of Digital Assets it is impossible to state with sufficient certainty which Digital Assets, if any, contain specific uncertainties that are different from other Digital Assets. Digital Assets all face similar risks except to the extent that Digital Securities present far reaching risks under the federal and state securities law. As of the date of this letter BTCS believes that there are over 1,000 tokens that could constitute Digital Assets and it would be impractical for BTCS to analyze risk factors for each type of Digital Asset. However, the Amendment expands on the risk factors listed in the prospectus and discloses additional risk factors which intend to provide an accurate and full disclosure of the risks BTCS will encounter. See pages 10, 11, 17, 20, and 21.

Risks Related to the Bitcoin Network and Bitcoins, page 10

5.	In light of your stated intent to invest in digital tokens and participate in initial coin offerings, expand your risk factors to address the specific risks related to investing in and holding these types of assets. Expand to discuss with specificity the impact on your business if your assets are deemed to be securities for the purposes of federal securities laws. Further, to the extent that your proposed merger with Blockchain Global Limited raises any other regulatory obligations under the federal securities laws, ensure that you discuss any resulting material risks to your business.

Response: We have expanded our disclosure as requested at pages 7, 10, 17, 20 and 21. Please see our response to Comment 2.

Business

Industry and Market Overview (Bitcoin and Blockchain Technologies)

Introduction to Bitcoins and the Bitcoin Network, page 34

6.	In light of your stated intent to invest in assets other than bitcoins, expand your disclosure to describe the nature and characteristics of these assets. Although your discussion addresses the implications related to the possibility of bitcoins being deemed securities, expand to address the various types of digital currencies and assets that you intend to hold, which you state includes protocol tokens. Revise your disclosure under Government Oversight on page 42 to address the regulatory treatment of these assets.

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Response: As stated in above, BTCS believes that there are over 1,300 tokens that could constitute Digital Assets and it would be impractical for BTCS to analyze risk factors for each type of Digital Asset. The Amendment discloses the nature, characteristics, and regulatory treatment of some types of Digital Assets and tokens which BTCS may hold in the future. See pages 1, 3, 11 and 15. We have provided a table listing our portfolio of Digital Assets as of a recent date. We have updated the recent regulatory changes at pages 41-45.

Principal Shareholders, page 51

7.	Revise your principal stockholder table to include beneficial ownership of all classes of voting securities, including Class B and C common stock. See Item 403 of Regulation S-K.

Response: BTCS does not have Class B or C common stock. We assume the Staff meant preferred stock. The Amendment revises the beneficial ownership table accordingly at page 50.

Other

8.	We note instances where you refer to your fiscal year ended as June 30, whereas elsewhere you state that your fiscal year end is December 31. Revise or advise.

Response: BTCS’s fiscal year ends on December 31. The Amendment reflects the December 31 fiscal year end. See page 30.

9.	Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Response: The Amendment updates BTCS’ financial statements and related financial information to reflect the 135 day age requirement in Rule 3-12 of Regulation S-X.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

Michael D. Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.

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